UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

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SEC File Number:	001-26046
CUSIP Number:	G2110U117

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA NATURAL RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

ROOM 2205, 22/F, WEST TOWER, SHUN TAK CENTRE, 168-200 CONNAUGHT ROAD CENTRAL
Address of Principal Executive Office (Street and Number)

SHEUNG WAN, HONG KONG
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Natural Resources, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”) on or prior to the prescribed due date.

As disclosed on the Company’s Current Report on Form 6-K filed with the SEC on February 28, 2023, the Company entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) on February 27, 2023, to acquire Williams Minerals (Pvt) Ltd (“Williams Minerals”). As a result, since February 2023, the Company’s resources and management have been substantially committed to the negotiation of the Sale and Purchase Agreement and the due diligence process required by it, which have had a direct impact on the Company’s ability to timely file its Form 20-F. Pursuant to the Sale and Purchase Agreement, the Company had approximately one month to conduct its due diligence investigation into, among other things, the business, legal, geological, operational, and financial aspects of Williams Minerals. Such due diligence exercise diverted significant staff resources and time in March 2023 from the Company’s normal process of completing the Form 20-F.

The Company completed its due diligence exercise on April 14, 2023, as disclosed on the Company’s Current Report on Form 6-K filed with the SEC on April 14, 2023, and is currently in the process of reviewing and compiling certain financial and other information necessary to finalize the Form 20-F and the consolidated financial statements included therein. The Company intends to file its Form 20-F with the SEC as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 20-F on or prior to the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	ZHU Youyi	+86	755 82991472
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its net loss for the fiscal year ended December 31, 2022 will be reduced by approximately 60% from its net loss of approximately CNY54.97 million for the fiscal year ended December 31, 2021. The decrease in net loss was mainly caused by fair value losses on financial instruments in 2021 which were not repeated in 2022.

The financial information set out above is preliminary and our final financial information could have significant differences from this preliminary financial information.

Discussion of Forward-Looking Statements about China Natural Resources, Inc.

Statements in this notification on Form 12b-25 regarding China Natural Resources, Inc. that are not historical facts are “forward-looking statements” that involve risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements. These include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to our ability to file the Form 20-F within the fifteen-day extension period permitted by Rule 12b-25; the thoroughness of our due diligence investigation into Williams Minerals and our satisfaction with its results; the potential completion of the acquisition of Williams Minerals, and the timing thereof; our ability to locate and execute on strategic opportunities; and the availability of internally generated funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business from an investment in the natural resources sector generally and in the Zimbabwean lithium mine owned by Williams Minerals specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives; uncertainties related to the external consultants and experts engaged by the Company in connection with the acquisition of Williams Minerals; uncertainties related to the Company’s ability to settle in cash the consideration due in connection with the acquisition of Williams Minerals, as contemplated by the Sale and Purchase Agreement; uncertainties related to the vesting of the ownership of the regions of the Zimbabwean mine owned by Williams Minerals, as contemplated by the Sale and Purchase Agreement, and the timing thereof; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean mine owned by Williams Minerals; uncertainties associated with the issuance of and accuracy of the independent technical reports contemplated by the Sale and Purchase Agreement; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; uncertainties related to the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States; uncertainties regarding the ability of the Public Company Accounting Oversight Board to continue to fully inspect auditors located in the PRC and Hong Kong, the implementation by the SEC of more stringent disclosure and/or other requirements for companies located in the PRC or that have operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; uncertainties related to the possibility that legislative or other regulatory action in the United States may result in listing standards or other requirements that, if the Company cannot meet, may result in delisting and adversely affect the Company’s liquidity or the trading price of the Company’s securities that are listed and traded in the United States; uncertainties related to PRC law and government control of currency conversion that may restrict the ability to transfer funds into or out of the PRC; and other risks detailed from time to time in the Company’s filings with the SEC, including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

CHINA NATURAL RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2023	By	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).